EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust

	On August 20, 2015 the Board of Trustees of Touchstone Strategic Trust approved the Agreement and Plan of Reorganization (the 'Plan') between the Touchstone Growth Allocation Fund and the Touchstone Moderate Growth Allocation Fund, each a series of Touchstone Strategic Trust, whereby the Touchstone Growth Allocation Fund would transfer to the Touchstone Moderate Growth Allocation Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Moderate Growth Allocation Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to Form N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on September 25, 2015 (Accession No.: 0001104659-15-067427).